

Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 133-A-I dated January 29, 2009

Term Sheet to
Product Supplement No. 133-A-I
Registration Statement No. 333-155535
Dated March 9, 2009; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 7 Reference Stocks due March 31, 2010

General

- The notes are designed for investors who seek a return of two times the appreciation of an equally weighted basket of 7 common stocks up to a maximum total return on the notes that will not be less than 36.00%* or greater than 44.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about March 20, 2009 and are expected to settle on or about March 25, 2009.

Key Terms

Basket:	The Basket consists of 7 common stocks (each, a "Reference Stock" and collectively, the "Reference Stocks"). The Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth under "The Basket" on page TS-1 of this term sheet.
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to the Maximum Total Return on the notes which will not be less than 36.00%* or greater than 44.00%*. For example, assuming the Maximum Total Return on the notes is 36.00%, if the Basket Return is more than 18.00%, you will receive the Maximum Total Return on the notes of 36.00%*, which entitles you to a maximum payment at maturity of $1,360* for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 + ($1,000 x Basket Return x 2) *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 36.00% or greater than 44.00%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,360 or greater than $1,440. Your principal is protected at maturity against up to a 10% decline in the Basket. If the Ending Basket Level is equal to or declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return + 10%) x 1.1111] *You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.*
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Basket Return:	(Ending Basket Level – Starting Basket Level) / Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be March 20, 2009.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the five Ending Averaging Dates.
Basket Closing Level:	For each of the Ending Averaging Dates, the Basket Closing Level will be calculated as follows: 100 x [1 + the sum of the Stock Returns of each Reference Stock on the relevant Ending Averaging Date x (1/7)]
Stock Return:	With respect to each Reference Stock, on each of the Ending Averaging Dates: (Final Share Price – Initial Share Price) / Initial Share Price
Initial Share Price:	With respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date.
Final Share Price:	With respect to each Reference Stock, on each of the Ending Averaging Dates, the closing price of one share of such Reference Stock on such day times the Stock Adjustment Factor for such Reference Stock on such day.
Stock Adjustment Factor:	With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 133-A-I for further information.
Ending Averaging Dates†:	March 22, 2010, March 23, 2010, March 24, 2010, March 25, 2010 and March 26, 2010.
Maturity Date†:	March 31, 2010
CUSIP:	48123LL36

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 133-A-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 133-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, and assuming a Maximum Total Return of 36.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers (including affiliates) of approximately $12.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers (including affiliates), exceed $30.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-39 of the accompanying product supplement no. 133-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are __not__ guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

JPMorgan

March 9, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 133-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 133-A-I dated January 29, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 133-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 133-A-I dated January 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000364/e34320_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company, " "we," "us" or "our" refers to JPMorgan Chase & Co.

The Basket

The Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which it is listed and the Stock Weighting of each Reference Stock are set forth below:

Ticker Symbol	Reference Stock	Exchange	Stock Weighting	Initial Share Price
XTO	XTO Energy Inc.	NYSE	1/7	
NBL	Noble Energy, Inc.	NYSE	1/7	
CHK	Chesapeake Energy Corporation	NYSE	1/7	
EP	El Paso Corporation	NYSE	1/7	
NFX	Newfield Exploration Company	NYSE	1/7	
PXD	Pioneer Natural Resources Company	NYSE	1/7	
EAC	Encore Acquisition Company	NYSE	1/7	

The Initial Share Price of each Reference Stock will be determined on the pricing date.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 7 Reference Stocks

TS-1

Selected Purchase Considerations

- **APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes . The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 36.00% or greater than 44.00%. Accordingly, the actual maximum payment at maturity will not be less than $1,360 or greater than $1,440 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline in the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 7 REFERENCE STOCKS** — The return on the notes is linked to the performance of an equally weighted Basket, which consists of 7 Reference Stocks. These Reference Stocks are the common stocks of XTO Energy Inc., Noble Energy, Inc., Chesapeake Energy Corporation, El Paso Corporation, Newfield Exploration Company, Pioneer Natural Resources Company and Encore Acquisition Company.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 133-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Internal Revenue Code of 1986 and the regulations thereunder (collectively, "FIRPTA") should not be imposed on proceeds paid to Non-U.S. Holders, although it is possible that we may decide (or that the IRS could argue) that we are required to do so.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 133-A-I dated January 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer as compared to the Starting Basket Level.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 36.00% or greater than 44.00%.

- **CORRELATION (OR LACK OF CORRELATION) OF THE REFERENCE STOCKS** — The notes are linked to a weighted Basket consisting of 7 Reference Stocks. Price movements and performances in the Reference Stocks may or may not be correlated with each other. At a time when the value of one or more of the Reference Stocks increases, the value of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Reference Stocks may be moderated, or more than offset, by the lesser increases or declines in the level of the other Reference Stocks. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is less than the Starting Basket Level.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN THE ENERGY INDUSTRY** — Each of the Reference Stocks has been issued by companies whose primary lines of business are directly associated with the energy industry. Because the value of the notes is determined by the performance of each of the Reference Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the energy industry is significantly affected by a number of factors that influence worldwide economic conditions and energy prices, such as natural disasters, supply disruptions, geopolitical events and other factors that may either offset or magnify each other, including:
    - employment levels and job growth;
    - worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids and refined products;
    - the cost of exploring for, developing, producing, refining and marketing crude oil, natural gas, natural gas liquids and refined products;
    - consumer confidence;
    - changes in weather patterns and climatic changes;
    - the ability of the members of Organization of Petroleum Exporting Countries and other producing nations to agree to and maintain production levels;
    - the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere;
    - the price and availability of alternative and competing fuels;
    - domestic and foreign governmental regulations and taxes; and
    - general economic conditions worldwide.

  These or other factors or the absence of such factors could cause a downturn in the energy industry generally or regionally and could cause the value of some or all of the Reference Stocks to decline during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Reference Stocks, such as voting rights or dividend payments. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Reference Stocks and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuers or providing advisory services to such Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to either or both of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Reference Stock to reflect certain events affecting such Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 133-A-I for further information.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Reference Stocks;
  - the time to maturity of the notes;
  - the correlation (or lack of correlation) in price movements among the Reference Stocks;
  - the dividend rates paid on the Reference Stocks;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the occurrence of certain events affecting the issuer(s) of the Reference Stock(s) that may or may not require an adjustment to the applicable Stock Adjustment Factor, including a merger or acquisition; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 36.00%. **The actual Maximum Total Return will be set on the pricing date and will not be less than 36.00% or greater than 44.00%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	36.00%
165.00	65.00%	36.00%
150.00	50.00%	36.00%
140.00	40.00%	36.00%
130.00	30.00%	36.00%
120.00	20.00%	36.00%
118.00	18.00%	36.00%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 36.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 36.00%, the investor receives a payment at maturity of $1,360 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-21 of the accompanying product supplement no. 133-A-I for more information.

Historical Information of the Reference Stocks and the Basket

The graphs contained in this term sheet set forth the historical performance of the Reference Stocks as well as the Basket as a whole based on the weekly closing prices (in U.S. dollars) of the Reference Stocks from January 2, 2004 through March 6, 2009. The graph of the historical Basket performance assumes the Basket Closing Level on January 2, 2004 was 100 and the Stock Weightings were as specified under "The Basket" in this term sheet. We obtained the closing prices and other market information in this term sheet from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

XTO Energy Inc. ("XTO Energy")

According to its publicly available filings with the SEC, XTO Energy. is engaged in the acquisition, development, exploitation and exploration of producing oil and gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The common stock of XTO Energy, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of XTO Energy in the accompanying product supplement no. 133-A-I. XTO Energy's SEC file number is 001-10662.

Historical Information of the Common Stock of XTO Energy

The following graph sets forth the historical performance of the common stock of XTO Energy based on the weekly closing price (in U.S. dollars) of the common stock of XTO Energy from January 2, 2004 through March 6, 2009. The closing price of the common stock of XTO Energy on March 6, 2009 was $31.07.


Historical Performance of XTO Energy Inc.
80
70
60
50
40
30
20
10
0
Price ($)
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Source: Bloomberg

Noble Energy, Inc. ("Noble Energy")

According to its publicly available filings with the SEC, Noble Energy is an energy company engaged in the acquisition, exploration, development, production and marketing of crude oil and natural gas domestically and internationally. The common stock of Noble Energy, par value $3.33 1/3 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Noble Energy in the accompanying product supplement no. 133-A-I. Noble Energy's SEC file number is 001-07964.

Historical Information of the Common Stock of Noble Energy

The following graph sets forth the historical performance of the common stock of Noble Energy based on the weekly closing price (in U.S. dollars) of the common stock of Noble Energy from January 2, 2004 through March 6, 2009. The closing price of the common stock of Noble Energy on March 6, 2009 was $42.45.



Chesapeake Energy Corporation ("Chesapeake")

According to its publicly available filings with the SEC, Chesapeake is a producer of natural gas in the United States whose strategy is focused on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the U.S. The common stock of Chesapeake, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Chesapeake in the accompanying product supplement no. 133-A-I. Chesapeake's SEC file number is 001-13726.

Historical Information of the Common Stock of Chesapeake

The following graph sets forth the historical performance of the common stock of Chesapeake based on the weekly closing price (in U.S. dollars) of the common stock of Chesapeake from January 2, 2004 through March 6, 2009. The closing price of the common stock of Chesapeake on March 6, 2009 was $14.06.



JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 7 Reference Stocks

TS-7

El Paso Corporation ("El Paso")

According to its publicly available filings with the SEC, El Paso is an energy company that primarily operates in the natural gas transmission and exploration and production sectors of the energy industry. The common stock of El Paso, par value $3.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of El Paso in the accompanying product supplement no. 133-A-I. El Paso's SEC file number is 001-14365.

Historical Information of the Common Stock of El Paso

The following graph sets forth the historical performance of the common stock of El Paso based on the weekly closing price (in U.S. dollars) of the common stock of El Paso from January 2, 2004 through March 6, 2009. The closing price of the common stock of El Paso on March 6, 2009 was $5.46.



Newfield Exploration Company ("Newfield")

According to its publicly available filings with the SEC, Newfield is an oil and gas company engaged in the exploration, development and acquisition of natural gas and crude oil properties The common shares of Newfield, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Newfield in the accompanying product supplement no. 133-A-I. Newfield's SEC file number is 001-12534.

Historical Information of the Common Stock of Newfield

The following graph sets forth the historical performance of the common stock of Newfield based on the weekly closing price (in U.S. dollars) of the common stock of Newfield from January 2, 2004 through March 6, 2009. The closing price of the common stock of Newfield on March 6, 2009 was $19.34.



Pioneer Natural Resources Company ("Pioneer")

According to its publicly available filings with the SEC, Pioneer is an oil and gas exploration and production company with operations in the United States, South Africa and Tunisia. The common stock of Pioneer, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Pioneer in the accompanying product supplement no. 133-A-I. Pioneer's SEC file number is 001-13245.

Historical Information of the Common Stock of Pioneer

The following graph sets forth the historical performance of the common stock of Pioneer based on the weekly closing price (in U.S. dollars) of the common stock of Pioneer from January 2, 2004 through March 6, 2009. The closing price of the common stock of Pioneer on March 6, 2009 was $12.69.



Encore Acquisition Company ("EAC")

According to its publicly available filings with the SEC, EAC is a corporation engaged in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. The common stock of EAC, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of EAC in the accompanying product supplement no. 133-A-I. EAC's SEC file number is 001-16295.

Historical Information of the Common Stock of EAC

The following graph sets forth the historical performance of the common stock of EAC based on the weekly closing price (in U.S. dollars) of the common stock of EAC from January 2, 2004 through March 6, 2009. The closing price of the common stock of EAC on March 6, 2009 was $17.74.



Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from January 2, 2004 through March 6, 2009. The following graph assumes the Basket Closing Level on January 2, 2004 was 100 and the Stock Weightings were as specified under "The Basket" in this term sheet.

